UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022 (Report No. 4)

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St.

Ra’anana, Israel, 4366517

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 10, 2022, Rail Vision Ltd. (the “Company”) filed its Amended and Restated Proxy Statement (the “Proxy Statement”) for its Annual and Extraordinary General Meeting of Shareholders to take place on June 5, 2022 (the “Meeting”). Due to the fact that June 5, 2022 is a Jewish and national holiday in Israel, the Meeting is being postponed by one day until June 6, 2022 at 3:00 PM (Israel Time). There will be no change to the Meeting’s agenda or record date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: May 19, 2022	By:	/s/ Ofer Naveh
Ofer Naveh
Chief Financial Officer